Contact

www.linkedin.com/in/alissa-welch-194495 (LinkedIn)

Top Skills

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Software Development

Alissa Welch

President at Making Fun, Inc.

San Francisco Bay Area

Experience

Making Fun, Inc.

9 years 11 months

President

December 2019 - Present (3 years 8 months)

Data Analyst and Product Manager

September 2013 - December 2019 (6 years 4 months)

BlackRock

Senior Systems Analyst (Consultant)

November 2009 - February 2010 (4 months)

Barclays Global Investors

4 years

Senior Systems Analyst

December 2006 - December 2008 (2 years 1 month)

Sr Design & Dev Engineer

January 2005 - December 2006 (2 years)

The Princeton Review

Lead Software Developer

October 2001 - November 2004 (3 years 2 months)

Embark

Senior Software Developer

March 1999 - October 2001 (2 years 8 months)

Hewlett Packard

Software Solutions Specialist

August 1997 - March 1999 (1 year 8 months)

Education

University of California, Berkeley

BA, Computer Science · (August 1991 - May 1995)

Stanford University

MS, Computer Science · (September 1995 - March 1997)